12026258

Received SEC
JUN 2 8 2012
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees
Exact name of registrant as specified in charter

0001159297
Registrant CIK Number

11-K
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-31215
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, June 28, 2012.

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees
(Registrant)

By [signature]
Robert E. Birkenholz
Vice President and Treasurer
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM______ TO______

COMMISSION FILE NUMBER 1-31215

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEADWESTVACO CORPORATION
501 South 5th Street
Richmond, Virginia 23219-0501
Telephone: 804-444-1000

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees ("Plan"):

TABLE OF CONTENTS

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

BDO

Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee Stock
Ownership Plan for Salaried and Non-Bargained Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held at End of Year as of and for the year ended December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Richmond, Virginia
June 28, 2012

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2011	December 31, 2010
Investments, at fair value:		
Interest in the MeadWestvaco Corporation Master Retirement Savings Trust	$642,484,493	$651,276,679
Receivables:		
Employer's contributions	1,679,491	2,259,944
Participants' contributions	4,283,862	5,836,015
Promissory notes from participants	13,219,395	14,152,435
Total receivables	19,182,748	22,248,394
Net assets available for benefits, at fair value	661,667,241	673,525,073
Adjustment from fair value to contract value for fully benefit-responsive contracts	-	132,347
Net assets available for benefits	$661,667,241	$673,657,420

The accompanying notes are an integral part of these financial statements.

(2)

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2011
Additions:	
Contributions:	
Participants' contributions	$ 25,959,753
Employer's contributions	11,642,467
Interest in net earnings of MeadWestvaco Corporation Master Retirement Savings Trust	24,558,474
Interest income - promissory notes from participants	621,128
Total additions	62,781,822
Deductions:	
Withdrawals and distributions to participants	(76,352,824)
Total deductions	(76,352,824)
Net decrease in plan assets during the period	(13,571,002)
Transfer in	1,580,823
Net assets available for benefits:	
Beginning of year	673,657,420
End of year	$661,667,241

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan ("ESOP") for Salaried and Non-Bargained Hourly Employees (the "Plan") is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of MeadWestvaco Corporation (the "Company"). Plan participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility and Vesting

Generally, all salaried and non-bargained hourly employees of the Company are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible salaried and non-bargained hourly employee can make monthly contributions to the Plan up to 50% of his or her salary in increments of 1%. Contributions may be: (1) before-tax, which are not considered to be current taxable income of the contributing participant; (2) after-tax, which are considered to be current taxable income of the contributing participant, or; (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $5,500 for 2011. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service ("IRS") as to the percentage of salary that they can defer. The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account into which the employee had already deposited such funds.

Note 1 - Continued

Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations. The Company makes cash contributions at the rate of 100% of the first 3% of eligible compensation, plus 50% of the next 2% of eligible compensation, contributed by participants. Company contributions are invested in the MeadWestvaco Stock Fund. The Board of Directors of the Company may adjust the match percentage and may approve additional Company contributions at its discretion. The Company made no additional discretionary contributions during the 2011 plan year.

Investments and Account Balances

Plan participants may choose from among 22 funds in which to invest. The MeadWestvaco Corporation Retirement Savings Master Trust (the "Master Trust"), which was established on May 1, 1999, holds the assets of the Plan and the assets of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. Participants can immediately diversify all company matching contributions made to the MeadWestvaco Stock Fund.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant. Distributions are based on the fair value of the participant's account as of the valuation date. In-service withdrawals may be taken by participants at any time while employed by the Company.

Note 1 - Continued

In-service withdrawals can come from: (1) an after-tax rollover account; (2) an after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following their investment in the Plan; (3) a before-tax rollover account; (4) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and; (5) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Tax Reform Act of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal. Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested accounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½, if the balance is $1,000 or greater. Terminated employees who leave their account balances in the Plan may take four partial distributions per year on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.

Note 1 - Continued

Transfers

Net transfers are due to employees moving to the Plan from the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees.

Promissory Notes from Participants

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. A participant's vested account in the Plan is the source of the funds for a loan. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested account, in accordance with the participant's current investment election. Repayments are generally made through payroll deductions. Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Note 2 - Continued

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

The allocation percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance by the consolidated fund balance of both plans participating in the Master Trust.

Security Transactions and Valuations

The Master Trust's investments are stated at fair value. Security transactions of the Master Trust are accounted for on the trade date. MeadWestvaco Corporation common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the respective fund as of the last business day of the year. Common/collective trust funds (CCT) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Note 2 - Continued

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures*, which amends Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which were adopted in 2011. The adoption in 2010 and 2011 did not materially affect the Plan's financial statements.

In September 2010, the FASB issued ASU No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's financial statements.

In March 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards*. ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011. Plan Management is currently evaluating the impact of the adoption on the financial statements.

Note 2 - Continued

Participant Account Valuation

Participant account balances are valued under the unit value accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. The number of units is then adjusted by each participant's contributions, transfers, withdrawals, and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and changes could materially affect participants' account balances and amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of the security or investment, or deducted from the sales proceeds. All other administrative expenses are paid by the Company.

Note 3 - Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 3, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan and trust continue to be designed and operated in compliance with the requirements for income tax exemption under the Internal Revenue Code, and no income tax provision is required.

Note 3 - Continued

The Plan recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of and during the period ended December 31, 2011, the Plan did not have any liabilities for uncertain tax positions. The Plan's tax years for 2008, 2009, and 2010 are open and subject to examination by the Internal Revenue Service.

Note 4 - Investment in the Master Trust

The Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits. At December 31, 2011, the Plan's specific interest in the net assets of the Master Trust was 71.7% (71.9% at December 31, 2010). Net assets of the Master Trust at December 31, 2011 and 2010, were as follows:

	December 31, 2011	December 31, 2010
Common Stock - MeadWestvaco (December 31, 2011: 9,643,167 shares; December 31, 2010: 10,575,221 shares)	$288,812,852	$276,647,781
Mutual funds	305,653,566	292,186,606
Common collective trusts	301,654,452	337,467,259
Total investments, at fair value	896,120,870	906,301,646
Net receivables from pending transactions and expense accruals	49,289	103,037
Net assets, at fair value	896,170,159	906,404,683
Adjustment from fair value to contract value for fully benefit-responsive contracts	-	213,875
Net assets, at contract value	$896,170,159	$906,618,558

Note 4 - Continued

Fully benefit-responsive investment contracts were included at fair value in the investments of the Plan and were adjusted to contract value in the statements of net assets available for benefits. The Master Trust held an investment in a Stable Value Fund which consisted of holdings in a common collective trust ("CCT"), synthetic GICs, cash, and cash equivalents. The Master Trust liquidated the Stable Value Fund during 2011. The Stable Value Fund fair value was equal to market value of the underlying securities plus accrued interest. There were no reserves against contract value for credit risk of the contract issuer or otherwise.

The Stable Value Fund held investments in both traditional and synthetic GICs. The fair value of the Master Trust's investment in the CCT was apportioned on the basis of the relative interest of each participating investor. The contract and fair values of the CCT was $4,619,338 and $4,405,463 at December 31, 2010.

The Stable Value Fund wrapper contracts were credited with earnings on the underlying investments and charged for participant withdrawals and wrapper fees. The contracts were included in the financial statements at contract value because they were fully benefit-responsive. The crediting interest rate was based on an agreed-upon formula with the contract issuer and was adjusted quarterly to reflect the performance of the underlying investment securities. The Stable Value Fund average yield based on earnings at fair value and interest credited to participant's accounts approximated 2.00% for 2010.

Note 4 - Continued

The net earnings of the Master Trust during the year ended December 31, 2011 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$14,906,718
Net appreciation (depreciation) in fair value of investments:	
Common stock - MeadWestvaco	41,639,082
Mutual funds	(15,678,865)
Common collective trusts	375,796
Net earnings of the Master Trust	$41,242,731

Note 5 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were purchases of 781,067 shares of MeadWestvaco common stock by the Master Trust totaling $21,966,551, and distributions of 1,636,619 shares totaling $49,003,774 for the year ended December 31, 2011.

Note 6 - Fair Value Measurement

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Note 6 - Continued

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash and money market investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts ("CCTs") are valued at the net asset value as reported by the CCTs' trustee at year-end.

Common stock securities traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented.

Note 6 - Continued

The following information is presented for the net assets of the Master Trust at December 31, 2011 and 2010, respectively.

Asset	December 31, 2011	Level 1	Level 2	Level 3
Mutual Funds and Common Collective Trusts:				
Lifestyle (a)	$ 191,788,042	$ -	$191,788,042	$ -
Large-Cap Equity(a)	169,209,075	109,207,581	60,001,494	-
International Equity (a)	53,386,704	41,188,423	12,198,281	-
Small-Mid Cap (a)	51,197,641	38,234,452	12,963,189	-
Intermediate-Term Fixed Income (a)	107,384,727	88,177,104	19,207,623	-
Money Market (a)	34,341,829	28,846,006	5,495,823	-
Common Stock:				
MeadWestvaco	288,812,852	288,812,852	-	-
Total Investments at Fair Value	$896,120,870	$594,466,418	$301,654,452	$ -

(a) This category includes investments in highly diversified funds. These mutual funds and common collective trust funds contain a mix of domestic equities, international equities, fixed income and governmental bond funds. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the NAV per unit based on the fair values of the underlying investments as determined by quoted market prices.

Note 6 - Continued

Asset	December 31, 2010	Level 1	Level 2	Level 3
Mutual Funds and Common Collective Trusts:				
Lifestyle (a)	$ 73,899,748	$ -	$ 73,899,748	$ -
Large-Cap Equity (a)	184,863,701	123,384,116	61,479,585	-
International Equity (a)	67,450,187	52,749,376	14,700,811	-
Small-Mid Cap (a)	54,611,766	42,341,201	12,270,565	-
Intermediate-Term Fixed Income (a)	79,727,925	63,504,126	16,223,799	-
Stable Value Fund (a)	4,405,463	-	4,405,463	-
Money Market (a)	164,695,075	10,316,204	154,378,871	-
Common Stock:				
MeadWestvaco	276,647,781	276,647,781	-	-
Total Investments at Fair Value	$906,301,646	$568,942,804	$337,358,842	$ -

(a) This category includes investments in highly diversified funds. These mutual funds and common collective trust funds contain a mix of domestic equities, international equities, fixed income and governmental bond funds. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the NAV per unit based on the fair values of the underlying investments as determined by quoted market prices.

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$661,667,241	$673,657,420
Less: Amounts allocated to withdrawing participants	(60,958)	(497,740)
Net assets available for benefits per Form 5500	$661,606,283	$673,159,680

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011 to the Form 5500.

	December 31, 2011
Benefits paid to participants per the financial statements	$76,352,824
Add: Amounts allocated to withdrawing participants at December 31, 2011	60,958
Less: Amounts allocated to withdrawing participants at December 31, 2010	(497,740)
Benefits paid to participants per Form 5500	$75,916,042

Note 8 - Subsequent Events

Effective May 1, 2012, the Company completed the spin-off of its Consumer & Office Products Division and subsequent merger of that business with ACCO Brands Corporation. Active members of the Consumer & Office Products Division ceased participation in the Plan coincident with the spin-off and merger and became members of the ACCO Brands Corporation 401(k) Plan on May 1, 2012.

As part of this transaction, Plan participants with an investment in the MWV Company Stock Fund will receive shares of the new fund, the ACCO Stock Fund. The ACCO Stock Fund in the Plan will be frozen. Participants will be permitted to transfer money out of the ACCO Stock Fund and reallocate it among any of the Plan's investment options, or request a distribution in accordance with the Plan's rules. Approximately 12 months after the merger, the ACCO Stock Fund will be liquidated. If a participant has assets remaining in the ACCO Stock Fund, the value of those holdings will be transferred to an age-appropriate Target Retirement Date Fund.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

a.	b.	c.	d.	e.
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Participant loans	Notes receivable with repayment terms of 1-15 years and interest rates of 4.25% - 10.75%.	-	$13,219,395

*Denotes party-in-interest

19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN FOR
SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

By /s/ Eric J. Lancellotti
Eric J. Lancellotti
Plan Administrator

Date: June 28 2012

EXHIBIT INDEX

23.1 Consent of BDO Seidman. LLP.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81636, No. 333-116862, No. 333-147175, and No. 333-170664) of MeadWestvaco Corporation of our report dated June 28, 2012, relating to the statements of net assets available for benefits as of December 31, 2011 and 2010, and the statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental schedule of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees which appear in this Form 11-K.

BDO USA, LLP

Richmond, Virginia
June 28, 2012